UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 20, 2006**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast
Minneapolis, Minnesota   **55413**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On April 20, 2006, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the quarter ended March 31, 2006. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Press Release dated April 20, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: April 20, 2006   By: _____
                              Karen Park Gallivan
                        Its: Vice President, General Counsel and Secretary



News Release

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:
April 20, 2006

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD FIRST QUARTER RESULTS
SALES INCREASE 12 PERCENT
DILUTED EARNINGS PER SHARE INCREASE 34 PERCENT

MINNEAPOLIS, MN (April 20, 2006) - Graco Inc. **(NYSE: GGG)** today announced first quarter net earnings of $35.4 million on net sales of $192.2 million – increases over the prior year of 31 percent and 12 percent, respectively. Diluted net earnings per share were $0.51 versus $0.38 last year, a 34 percent increase.

First quarter 2006 results include $1.5 million of after-tax expenses for stock-based compensation due to the adoption of Statement of Financial Accounting Standards No. 123(R). There were no significant expenses for stock-based compensation last year. Changes in translation rates also had an unfavorable impact on first quarter results when compared to last year. Translated at consistent exchange rates sales increased 14 percent.

In the first quarter of 2006, sales in the Industrial segment were $100.2 million, up 14 percent versus the same period last year. Translated at consistent exchange rates sales increased 17 percent. Double-digit sales increases were experienced in the Americas and Europe while sales in Asia Pacific were lower than last year. Sales in the Americas were up 23 percent with strong gains across the major product categories. In Europe, sales were up 11 percent versus last year. Translated at consistent exchange rates sales in Europe increased 19 percent. While bookings increased by double-digits in Asia Pacific, sales were 7 percent lower than last year. Translated at consistent exchange rates sales in Asia Pacific decreased 4 percent.

When compared to the first quarter of 2005, worldwide Contractor Equipment segment sales of $74.4 million increased 10 percent. The business continued to experience growth in the Americas with a 9 percent sales increase this quarter. Strength in the quarter was characterized by a combination of well-received new product introductions and robust demand at professional paint stores. In Europe, sales were up 12 percent as growth continued throughout the region this quarter. Translated at consistent exchange rates sales in Europe increased 21 percent. In Asia Pacific, sales were 17 percent higher than last year. Graco continues to focus on converting end users to airless spray, leveraging new products and gaining market share throughout Europe and Asia Pacific.

First quarter sales for the Lubrication Equipment segment were $17.7 million, up 16 percent from last year. The Lubrication segment continues to experience good demand for its key products, including PBL products, in North America.

Business tempo was strong throughout the first quarter with no apparent signs of weakness heading into the second quarter. In the Americas, first quarter sales increased 16 percent to $132.2 million. Sales increases were experienced in all three reportable segments during the first quarter. In Europe, net sales of $39.5 million were 11 percent higher than the first quarter of 2005. Translated at consistent exchange rates sales in Europe increased 19 percent. The Industrial and Contractor segments experienced double-digit volume growth in Europe in the first quarter. While sales were lower, bookings increased double-digits in Asia Pacific during the first quarter. Net sales of $20.5 million were 4 percent lower than the first quarter of 2005. Translated at consistent exchange rates sales in Asia Pacific decreased 2 percent.

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Graco's gross profit margin, expressed as a percentage of sales, was 53.7 percent for the quarter versus 50.2 percent for the same period last year. Last year's gross profit margin was reduced by approximately 180 basis points from the higher cost of inventory of acquired businesses. The remaining portion of the improved gross margin was due to manufacturing cost improvements and enhanced pricing, which more than offset the adverse impact of exchange rate changes.

Graco's operating profit margin, expressed as a percentage of sales, was 28.4 percent for the first quarter versus 24.1 percent last year. Despite increased product development spending, $1.8 million of expenses for stock-based compensation and a $1 million contribution to the Graco Foundation in the first quarter of 2006, operating expenses, expressed as a percentage of net sales, were lower than last year. This lower spending as a percentage of sales, combined with the aforementioned increased gross margin, led to a record level of operating profitability in the quarter.

Graco's effective tax rate for the first quarter was 35% compared to 33.5% for the same quarter last year. The higher tax rate was primarily due to lower federal tax credits and exclusions versus last year.

Graco repurchased $17.4 million or approximately 420,000 shares of its common stock in the first quarter.

Graco also announced that it is closing its facility in Lakewood, New Jersey, by the end of 2006 to enhance customer support and service while improving its cost structure. The Lakewood operation was acquired last year as part of the Gusmer acquisition and currently employs approximately 120 people. Graco intends to move the Lakewood operation to North Canton, Ohio, where it currently has a manufacturing facility. As part of this consolidation, Graco would build a 58,000 square foot addition onto the North Canton facility for approximately $5 million. Graco is also moving its spray foam production from Villanova, Spain, to Minneapolis, Minnesota. The Villanova operation was also acquired last year as part of the Gusmer acquisition. It is estimated that approximately $4 to $6 million of costs and expenses for consolidation of these locations will be incurred over the remainder of this year.

"We are pleased to report record first quarter results," said President and Chief Executive Officer David A. Roberts. "This represents our sixteenth consecutive quarter of sales growth and it's the eleventh consecutive quarter where all three segments have reported higher sales when compared to the same periods in the prior year. Our backlog increased $14 million during the quarter to $48 million and while our vision is limited due to the short cycle nature of this business, the sales tempo experienced throughout the quarter was very good. We were able to leverage these sales increases into even higher net earnings and earnings per share this quarter. Our actions to improve the profitability and cash flow of Liquid Control and Gusmer are showing results and we are pleased with the improvements we are seeing so far in these businesses."

Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2005 for a more comprehensive discussion of these and other risk factors. Investors should realize that factors other than those identified above and in Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Conference Call

A conference call for analysts and institutional investors will be held Thursday, April 20, 2006, at 11:00 a.m. ET to discuss Graco's first quarter results. Graco management will host the call.

A real-time, listen-only Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 2:00 p.m. ET on April 20, 2006, by dialing 800.405.2236, Conference ID# 11057597, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same passcode. The replay by telephone will be available through April 24, 2006.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings

	First Quarter (13 weeks) Ended	
(In thousands, except per share amounts)	March 31, 2006	April 1, 2005
Net Sales	$192,216	$170,944
Cost of products sold	88,989	85,078
Gross Profit	103,227	85,866
Product development	7,212	6,244
Selling, marketing and distribution	27,942	26,407
General and administrative	13,421	12,048
Operating Earnings	54,652	41,167
Interest expense	125	339
Other expense, net	5	189
Earnings before Income Taxes	54,522	40,639
Income taxes	19,100	13,600
Net Earnings	$ 35,422	$ 27,039
Net Earnings per Common Share		
Basic	$ 0.52	$ 0.39
Diluted	$ 0.51	$ 0.38
Weighted Average Number of Shares		
Basic	68,428	69,074
Diluted	69,549	70,274

All figures are subject to audit and adjustment at the end of the fiscal year.

GRACO INC. AND SUBSIDIARIES
Segment Information

	First Quarter (13 weeks) Ended	
(In thousands)	March 31, 2006	April 1, 2005
Net Sales		
Industrial	$100,160	$ 87,869
Contractor	74,352	67,780
Lubrication	17,704	15,295
Consolidated	$192,216	$170,944
Operating Earnings		
Industrial	$ 32,083	$ 21,964
Contractor	21,042	15,086
Lubrication	4,755	4,199
Unallocated Corporate	(3,228)	(82)
Consolidated	$ 54,652	$ 41,167

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands)	March 31, 2006	Dec.30, 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 27,183	$ 18,664
Accounts receivable, less allowances of		
$6,100 and $5,900	129,118	122,854
Inventories	64,562	56,547
Deferred income taxes	15,733	14,038
Other current assets	1,841	1,795
Total current assets	238,437	213,898
Property, Plant and Equipment		
Cost	259,411	255,463
Accumulated depreciation	(152,840)	(148,965)
Property, plant and equipment, net	106,571	106,498
Prepaid Pension	30,026	29,616
Goodwill	52,254	52,009
Other Intangible Assets, net	38,291	39,482
Other Assets	3,944	4,127
Total Assets	$469,523	$445,630
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 4,341	$ 8,321
Trade accounts payable	29,640	24,712
Salaries, wages and commissions	13,694	23,430
Dividends payable	9,918	9,929
Other current liabilities	54,314	45,189
Total current liabilities	111,907	111,581
Retirement Benefits and Deferred Compensation	36,145	35,507
Deferred Income Taxes	10,819	10,858
Shareholders' Equity		
Common stock	68,408	68,387
Additional paid-in capital	124,049	110,842
Retained earnings	121,750	112,506
Accumulated comprehensive income (loss) and other	(3,555)	(4,051)
Total shareholders' equity	310,652	287,684
Total Liabilities and Shareholders' Equity	$469,523	$445,630

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)	First Quarter (Thirteen Weeks) Ended	
	March 31, 2006	April 1, 2005
Cash Flows from Operating Activities		
Net Earnings	$ 35,422	$ 27,039
Adjustments to reconcile net earnings to net cash		
provided by operating activities:		
Depreciation and amortization	5,781	5,703
Deferred income taxes	(1,706)	(766)
Share-based compensation	2,164	—
Excess tax benefits related to share-based payment arrangements	(2,000)	—
Change in:		
Accounts receivable	(6,471)	(3,107)
Inventories	(7,934)	(2,329)
Trade accounts payable	4,906	1,824
Salaries, wages and commissions	(9,825)	(9,472)
Retirement benefits and deferred compensation	19	(86)
Other accrued liabilities	11,883	6,182
Other	50	814
Net cash provided by operating activities	32,289	25,802
Cash Flows from Investing Activities		
Property, plant and equipment additions	(4,371)	(3,735)
Proceeds from sale of property, plant and equipment	19	32
Acquisitions of businesses, net of cash acquired	—	(102,534)
Net cash used in investing activities	(4,352)	(106,237)
Cash Flows from Financing Activities		
Borrowings on notes payable and lines of credit	4,333	45,816
Payments on notes payable and lines of credit	(8,310)	(6,062)
Excess tax benefits related to share-based payment arrangements	2,000	—
Common stock issued	10,200	7,946
Common stock retired	(17,404)	(7,017)
Cash dividends paid	(9,922)	(8,969)
Net cash from financing activities	(19,103)	31,714
Effect of exchange rate changes on cash	(315)	488
Net increase (decrease) in cash and cash equivalents	8,519	(48,233)
Cash and cash equivalents		
Beginning of year	18,664	60,554
End of period	$ 27,183	$ 12,321

All figures are subject to audit and adjustment at the end of the fiscal year.

# # #



April 20, 2006

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of April 20, 2006.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures

GRACO INC. | P.O. Box 1441 | Minneapolis, Minnesota 55440-1441 | 612-623-6000